Sub-Item 77D: Policies with respect to security investments

The Hartford Growth Opportunities Fund

The fund may invest up to 25% of its total assets in foreign issuers and non-dollar securities..

The Hartford U.S. Government Securities Fund

The fund may utilize securities lending arrangements and reverse repurchase transactions. The fund may also utilize derivatives to manage portfolio risk or for other investment purposes.

The Hartford Value Opportunities Fund

The fund may invest up to 25% of its total assets in securities of foreign issuers and non-dollar securities.